UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66599

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 _____ AND ENDING 12/31/2025 _____

_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CUE CAPITAL LIMITED PARTNERSHIP_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 S. BAYSHORE DRIVE, SUITE 9
_____
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Skouras	516 816 6000	gskouras@cuecapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co, PLLC
_____
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/14/2023	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Skouras_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUE CAPITAL LIMITED PARTNERSHIP_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Partner

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cue Capital Limited Partnership

Statement of Financial Condition

December 31, 2025

Cue Capital Limited Partnership

Table of Contents

December 31, 2025



Report Of Independent Registered Public Accounting Firm

To the Partners
of Cue Capital, LP

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Cue Capital, LP (the "Partnership") as of December 31, 2025, and the related notes to the statement of financial condition. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cue Capital, LP as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Rodefer Moss & Co, PLLC

We have served as Cue Capital, LP's auditor since 2023.
Knoxville, Tennessee
February 27, 2026

Cue Capital Limited Partnership
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	66,043
Prepaid expenses		15,798
Due from managing partner		21,281
Property and equipment, net		2,854
Total Assets	$	105,976

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	40,993
Total Liabilities		40,993
Partners' Capital		64,983
Total Liabilities and Partners' Capital	$	105,976

The accompanying notes are an integral part of this financial statement

Cue Capital Limited Partnership
Notes to the Statement of Financial Condition
December 31, 2025

1. <u>Organization and Nature of Business</u>

Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The Partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

The Partnership's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

2. <u>Summary of Significant Accounting Policies</u>

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks. For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Partnership's financial instruments consist of cash and cash equivalents, and accounts payable and due from partner. The fair value of cash and cash equivalents is based upon the bank balance at December 31, 2025. The fair value of accounts payable and due from partner is estimated by management to approximate their carrying value at December 31, 2025.

2. Summary of Significant Accounting Policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Computer equipment	5 Years
Computer software	5 Years
Furniture	7 Years
Leasehold improvements	15 Years

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2025.

Revenue Recognition

The Partnership recognizes advisory revenues in accordance with the provisions of the respective agreements.

The Partnership adopted FASB ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instrument, interest income and expense, leasing and insurance contracts.

The Partnership earns revenue by way of transaction placement fees that are recognized at the point in time that performance under the arrangement is completed. The Partnership has determined that this date is the appropriate point in time to recognize revenue for placement fees as the performance obligation has been satisfied, there are no significant actions which the Partnership needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

2. <u>Summary of Significant Accounting Policies (continued)</u>

Revenue Recognition (continued)

The Company had deferred revenue totaling $0 from one contract as of December 31, 2025. The revenue will be recognized at a point in time, when performance obligations are satisfied.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. At the year ended December 31, 2025, no agreements or arrangements existed that would be classified as an operating lease under the adopted guidance.

Segment Reporting

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised advisory fees and private placements. The Company has identified Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Income Taxes

No provision for federal and state income taxes has been recorded because the limited partner reports the Partnership's income or loss on his income tax returns.

3. <u>Property and Equipment</u>

Property and equipment at December 31, 2025 are as follows:

3. Property and Equipment (continued)

Furniture and fixtures	$	18,126
Computer Equipment		18,521
		36,647
Less: accumulated depreciation		(33,793)
	$	2,854

4. Due from Partner

As of December 31, 2025, there is a balance in due from partner of approximately $21,281 as presented in the Statement of Financial Condition.

5. Concentration of Credit Risk and Uncertainties

The Partnership maintains all of its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

6. Commitments

The Partnership had no commitments for the year ended December 31, 2025.

7. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Partnership's net capital was $25,050, which was $20,050 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1. The Partnership's net capital ratio was 1.64 to 1.

The Partnership does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

8. Allowance for Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC

8. Allowance for Credit Losses (continued)

326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine whether there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company did not record any allowances for credit losses at December 31, 2025. The Company concluded it did not have an expected credit loss based on the nature and contractual life or expected life of the financial asset.

9. Subsequent Events

Subsequent events have been evaluated through February 27, 2026, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.